

Matt Andelman · 3rd

CEO & Co-Founder: ABC FinTech / ABC Tokens

Greater Chicago Area · Contact info

500+ connections

ABC FinTech

Miami University

Experience

CEO & Co-Founder

ABC FinTech · Full-time

Jul 2020 – Present · 1 yr 8 mos

Chicago, Illinois, United States

ABC is democratizing commercial real estate investing. We believe that real estate investing should be simple & accessible, so we created a platform that lowers the barriers to entry and offers a seamless experience for Investors and unprecedented liquidity.

The value of our crypto tokens is not based on technology, speculation or FOMO (fear of missing out). Instead, the value of ABC Tokens is supported by a well-known & trusted hard asset: Commercial Real Estate. The best part? Marrying the two together (blockchain and CRE) creates the best of both worlds, i.e. commercial real estate, historically exclu: ...see more

Welcome to ABC Tokens - The FUTURE...

Designated Managing Broker/Owner

Idealty Chicago · Self-employed

Oct 2014 – Oct 2021 · 7 yrs 1 mo

3206 W. Armitage Avenue, Chicago, IL

Supervise four associate brokers and representatives who are licensed in relation to the brokerage. Ensure that all brokers are currently and properly licensed. Provide training & professional development for brokers and representatives. Responsible for the brokerage's record keeping and appropriate management and control of documents related to ...see more

Broker

Coldwell Banker

Dec 2012 – Sep 2014 · 1 yr 10 mos

Chicago - Lakeview

Broker at Coldwell Banker with the KH Residential team, specializing in various product types, including single family homes, condos, townhouses, and multi-family investment properties on Chicago's North and Northwest side.

Senior Advisor

Sperry Van Ness

Jul 2010 – Dec 2012 · 2 yrs 6 mos

Chicago - West Loop

Commercial Real Estate Advisor - Representing Landlords, Tenants, Buyers and Sellers in the sale or lease of any retail, office, mixed-use, or multi-family transaction.

Director of Development and Commercial Leasing

Mega Realty, Inc.

Jun 2005 – Jul 2010 · 5 yrs 2 mos

Chicago - Jefferson Park

Responsible for the leasing and management of the company's 900,000 square foot retail portfolio, negotiating development agreements with various municipalities, presenting project

portfolio, negotiating development agreements with various municipalities, presenting project proposals before numerous municipal boards, obtaining zoning approvals to allow for maximum utilization of development sites, and coordinating with the company's ac ...see more

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Education

Miami University

Bachelor of Science (BS), Finance

2001 – 2005

Activities and Societies: Miami Student Newspaper, Sigma Nu

Finance Director at the Miami Student Newspaper.